As confidentially submitted to the Securities and Exchange Commission on June 4, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Himalaya Shipping Ltd.
(Exact Name of Registrant as Specified in Its Charter)
Not Applicable
(Translation of Registrant’s name into English)

Bermuda	4412	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 (302) 738-6680

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:
James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London, EC2N 4BQ
United Kingdom
+44 20 7519-7183
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We and the selling securityholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling securityholder are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED June  , 2026
PROSPECTUS
Common Shares
Preference Shares
Debt Securities
Warrants
Subscription Rights
Purchase Contracts
Purchase Units

Himalaya Shipping Ltd.
(incorporated in Bermuda)
Himalaya Shipping Ltd., or Himalaya, an exempted company limited by shares incorporated and existing under the laws of Bermuda, may offer and sell from time to time, in one or more offerings, any combination of (i) common shares, par value $1.00 per share (“Shares” or “common shares”), (ii) preference shares, (iii) debt securities, (iv) warrants, (v) subscription rights, (vi) purchase contracts, and (vii) purchase units, having an initial aggregate offering price not exceeding $  (together, the “Primary Offering Securities”). Our Shares are listed on the New York Stock Exchange (“NYSE”) and on the Oslo Stock Exchange (“OSE”) under the symbol “HSHP”. The closing price of our Shares, as reported on the NYSE on June 2, 2026, was $14.65.
In addition, this prospectus also relates to the offer and resale from time to time by the selling securityholder, Drew Holdings Ltd. (“Drew”), of an aggregate of up to 13,029,338 Shares held by it and covered by this prospectus (the “Secondary Offering Securities”), through any means described in the section entitled “Plan of Distribution”. We refer to the Primary Offering Securities and the Secondary Offering Securities, collectively, as the “Securities.”
We will receive proceeds from the issuance and sale of any Primary Offering Securities. We will not receive proceeds from the sale of Secondary Offering Securities by the selling securityholder.
We will provide the specific terms of the Securities that we may offer, and the manner in which they will be offered, in one or more supplements to this prospectus. Any supplement may also add, update, or change information contained, or incorporated by reference, into this prospectus. You should read carefully both this prospectus and the applicable prospectus supplement, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference”, before you invest in our Securities. The amount and price of the offered Securities will be determined at the time of the offering.
The Securities to which this prospectus relates may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers or agents involved in the sale of our Securities, their compensation and any option to purchase additional Securities held by them will be described in the applicable prospectus supplement. See “Plan of Distribution”.
Investing in these Securities involves certain risks. See “Risk Factors”
beginning on page 4 of this prospectus
Neither the Securities and Exchange Commission (“SEC”), nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus may not be used by the Company to offer or sell any Securities unless it is accompanied by a prospectus supplement.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the SEC utilizing a ‘shelf” registration process. Under this shelf registration process, we and the selling securityholder may, from time to time, offer and sell the Securities described in this prospectus in one or more offerings.
This prospectus provides you with a general description of the Securities that we and the selling securityholder may offer. Each time we sell Securities, we will provide a prospectus supplement that will contain specific terms, including the amounts and prices. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Risk Factors”, “Where You Can Find More Information”, and “Incorporation of Documents by Reference”.
The selling securityholder may offer and sell or otherwise dispose of its Shares described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling securityholder will bear all commissions and discounts, if any, attributable to the sales of its Shares. We will bear all other costs, expenses and fees in connection with the registration of the selling securityholder’s 13,029,338 Shares. See “Plan of Distribution” for more information about how the selling securityholder may sell or dispose of its Shares.
If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the Securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. Capitalized terms not defined herein shall have the meanings assigned to them in our annual report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”).
This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form F-3, including its exhibits. We are subject to the information requirements of the Securities Exchange Act of 1934 (“Exchange Act”), and, therefore, file and furnish reports and other information with the SEC. Statements contained in this prospectus and accompanying prospectus supplement or the offering materials about the provisions of contents of any agreement or other document are only summaries. If any agreement or document is filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.
You should assume that the information in this prospectus or any prospectus supplement, as well as the information incorporated by reference in this prospectus or any prospectus supplement, is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.
Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update, or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference in this prospectus, or by any other method as may then be permitted under applicable law, rules, or regulations.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Himalaya”, the “Company”, “our Company”, “we”, “us”, and “our” may refer, as the context requires, to Himalaya Shipping Ltd.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, the registration statement of which it forms a part, and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words and phrases such as “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “strategy”, “future”, “opportunity”, “may”, “target”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result”, or similar words and phrases that predict or indicate future events or trends or that are not historical statements.
Such forward-looking statements include, without limitation: our expectations concerning the outlook for our business; plans for future operational improvements and capital investments; operational performance; expected market conditions; economic performance; developments in the capital and credit markets; information concerning possible or assumed future results of our operations as set forth in the sections of this prospectus; our charters and charter strategy; expected trends in our industry, including those discussed under Item 4.B and Item 5.D of our 2025 Annual Report, which is incorporated by reference herein; the development of projects, including timing of completion of such projects, output of such projects and impact on the capesize market; environmental and other regulations and our compliance therewith; expected benefits of our vessels; expected environmental impacts; expected trends in the global fleet and demand of Newcastlemax vessels; expected market trends; expected impact of sanctions; expected benefits of scrubbers, including potential scrubber-driven savings; potential benefits of dual-fuel engines; our plans to meet our liquidity requirements; our dividend policy; and other non-historical statements
These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed, or implied in, the forward-looking statements due to various factors, including, but not limited to: general economic, political, and business conditions; general dry-bulk market conditions, including fluctuations in charter hire rates and vessel values; charter rates, operating days for our fleet, and our ability to achieve charter rates above our break-even rates; changes in demand in the dry-bulk shipping industry, including the market for our vessels; demand for the products our vessels carry and the status of projects, and timing of commencement of operations, and number of projects that produce iron ore and other products that we ship; changes in the supply of dry-bulk vessels; our ability to successfully re-employ our dry-bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry-docking and insurance costs; compliance with, and our liabilities under, governmental tax environment, and safety laws and regulations; changes in governmental regulatory, tax, and trade policy; actions taken by regulatory authorities; potential disruption of shipping routes due to accidents, hostilities, or political events including risks relating to the military actions in the Middle East; our ability to refinance our debt, under commercially favorable terms, and other obligations as they fall due; fluctuations in foreign-currency exchange rates; potential conflicts of interest involving members of our Board and/or management and/ or our significant shareholder; continued economic slowdown in China and other factors impacting demand from China; global economic and trade conditions, the impact of tariffs and trade wars, military wars, and geopolitical events, and the risk of heightened geopolitical tensions, including the impact of military actions in the Middle East; changes in the size of the fleet or ton miles; the development of projects, including timing of completion of such projects, output of such projects and impact on the capesize market; our ability to pay dividends and cash distributions, and the amount of dividends and cash distributions we ultimately pay; risks related to climate change, including climate-change or greenhouse-gas-related legislation or regulation and the impact on our business from climate-change related physical changes or changes in weather patterns; other factors that may affect our financial condition, liquidity, and results of operations; risks relating to our dependency on ship managers and management; and other risks described in “Item 3. Key Information-D.-Risk Factors”, of the 2025 Annual Report.
Forward-looking statements speak only as of the date they are made. We do not undertake, and in fact expressly disclaim, any obligation to update them, except as may be required by law.

THE COMPANY
Himalaya is an exempted company limited by shares, incorporated and existing under the laws of Bermuda. The Company was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with a capacity of approximately 210,000 dead-weight tons, which are equipped with the latest generation dual-fuel LNG technology. We have twelve vessels in operation.
Our principal executive offices are located at S.E. Pearman Building, 2nd Floor, 9 Par-la-Ville, Hamilton HM11, Bermuda. Our telephone number is +1 (441) 542-4577. Our principal website is http://himalaya-shipping.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus or the registration statement of which it forms a part.

RISK FACTORS
Investing in the Securities offered using this prospectus involves risks. Before you decide to buy our Securities, you should carefully consider the risks described under the heading “Risk Factors” in our 2025 Annual Report, which is incorporated herein by reference, as well as the risks that are described in the applicable prospectus supplement and in other documents incorporated by reference into this prospectus. If any of these risks actually materializes, our business, financial condition, and results of operations could suffer, and the trading price and liquidity of the Securities offered using this prospectus could decline, in which case you may lose part, or even all, of your investment. Please see “Where You Can Find More Information” and “Incorporation of Documents by Reference” for information on where you can find the documents we have filed with or furnished to the SEC and which are incorporated into this prospectus by reference.

ENFORCEABILITY OF CIVIL LIABILITIES
All of our assets are located outside the United States. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult, or even impossible, for investors to effect service of process within the United States upon us or our directors and officers. Furthermore, there is substantial doubt that courts in jurisdictions outside the United States (i) would enforce judgments of U.S. courts obtained in actions against us or our directors or officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our directors or officers based on those laws.
In particular, with respect to Bermuda, where we are incorporated as an exempted company, there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws would not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission to jurisdiction would be a matter of Bermuda (not U.S.) law.
In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court to the extent it is contrary to Bermuda public policy. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, to the extent they are contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction, under Bermuda law, and therefore do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us, or our directors and officers, if the facts alleged in a complaint constitute, or give rise to, a cause of action under Bermuda law.
For these reasons, it may be difficult for a U.S. investor to bring an original action in a Bermuda court, predicated upon the civil liability provisions of the U.S. federal securities laws, against us, the members of our Board, our senior management, or the experts named in this prospectus. In addition, even if a judgment is obtained against our Company, the non-U.S. members of our Board, senior management, or the experts named in this prospectus, based on the civil liability provisions of U.S. federal securities law, a U.S. investor may not be able to enforce it in U.S. or Bermuda courts.

CAPITALIZATION
Our capitalization will be set forth in a prospectus supplement to this prospectus or in a report of foreign private issuer (“FPI”) furnished to or filed with the SEC and specifically incorporated herein by reference.

SELLING SECURITYHOLDER
This prospectus relates to the Primary Offering Securities as well as the Secondary Offering Securities, which related to the possible resale by Drew of up to 13,029,338 Shares.

USE OF PROCEEDS
We intend to use any net proceeds from the sale of the Primary Offering Securities offered by us as set forth in the applicable prospectus supplement.
We will not receive any proceeds from the sale of the Secondary Offering Securities to be offered by the selling securityholder pursuant to this prospectus or, to the extent relevant, any applicable future prospectus supplement.

DIVIDEND POLICY
Under our bye-laws, our Board may from time to time declare cash dividends or distributions. We are subject to Bermuda legal constraints that may affect our ability to pay dividends on our Shares and make other payments. Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is or would, after the payment, be unable to pay its liabilities as they become due; or (ii) the realizable value of the Company’s assets would thereby be less than its liabilities.
Since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Financing Arrangements” of our 2025 Annual Report.
Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into or out of Bermuda to pay dividends to U.S. residents who are holders of our Shares or other non-resident holders of our Shares in currency other than Bermuda Dollars.
Our dividend policy is described in “Item 4.B – Dividend Policy” of our 2025 Annual Report.

DESCRIPTION OF SHARE CAPITAL
The Company is incorporated by registration under the Companies Act. The Company’s business objects, as stated in section six of our Memorandum, are unrestricted and the Company has all the powers of a natural person.
Pursuant to the Company’s bye-laws, the board of directors (“Board”) is authorized to issue any of our authorized but unissued shares. Under our bye-laws, no shares shall be issued until they are fully paid except as may be prescribed by a resolution of the shareholders. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.
Common Shares
Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or under our bye-laws, resolutions required to be approved by holders of common shares require approval by a simple majority of votes cast at a general meeting at which a quorum is present or by a resolution in writing signed by a simple majority of the common shareholders.
In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.
Preference Shares
Pursuant to Bermuda law and our bye-laws, our Board may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company. As of June 3, 2026, we have not issued preference shares.
Dividend Rights
Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board, subject to any preferred dividend right of the holders of any preference shares.
Any cash dividends payable to holders of our common shares listed on the NYSE will be paid to Broadridge Financial Solutions, our paying agent in the United States for disbursement to those holders.
Variation of Rights
If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing by proxy any of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.
Transfer of Shares
Our Board may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share that is not fully paid. Our Board may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the usual common form or in any other form which our Board may approve. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board may accept the instrument signed only by the transferor.

Where our common shares are listed or admitted to trading on any appointed stock exchange, such as the NYSE, they will be transferred in accordance with the rules and regulations of such exchange.
Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.
Bermuda law provides that a special general meeting of shareholders may be called by the Board of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board shall convene an annual general meeting and the Board may convene a special general meeting. Under our bye-laws, at least 7 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, in the case of a special general meeting, the general nature of the business to be considered. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more shareholders either present in person or represented by proxy, holding shares carrying voting rights entitled to be exercised at such meeting.
Access to Books and Records and Dissemination of Information
Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Election and Removal of Directors
Our bye-laws provide that our Board shall consist of a minimum of two directors or such greater number as the shareholders may from time to time determine.
In accordance with our bye-laws, a director may be removed by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of Board of Directors
Our bye-laws provide that our business is to be managed by our Board. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our common shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.
The compensation of our directors is determined by the shareholders, and there is no requirement that a specified number or percentage of  “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.
Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested.
Amendment of Memorandum of Association and Bye-laws
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that our bye-laws may be amended from time to time in the manner provided for in the Companies Act, provided that any such amendment shall only become operative to the extent that it has been confirmed by a resolution of our shareholders, which includes the affirmative vote of a majority of all votes cast on the resolution.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof or the holders of not less than 20% of a company’s debentures have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No annulment application may be made by shareholders voting in favor of the amendment.
Amalgamations, Mergers and Business Combinations
The amalgamation or merger of a Bermuda company with another company or corporation (other than a subsidiary or certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s Board and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that our Board may, with the sanction of a resolution passed by a simple majority of votes cast at a general meeting of our shareholders with the necessary quorum for such meeting of two persons at least holding or representing 33 1/3% of our issued shares (or the class, where applicable) amalgamate or merge with another company.
Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Capitalization of Profits and Reserves
Pursuant to our bye-laws, our Board may recommend to the shareholders to approve a resolution to (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent
The transfer agent and registrar for our common shares is Broadridge Corporate Issuer Solutions, LLC. The transfer agent’s address is 51 Mercedes Way, Edgewood, NY 11717, and its telephone number is +1 800 353 0103.
Untraced Shareholders
Our bye-laws provide that our Board may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment.
Certain Provisions of Bermuda Law
We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.
The BMA has given its consent for the issue and free transferability of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our common shares remain listed on an appointed stock exchange, which includes NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the BMA nor the Registrar shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.
In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.
Our authorized share capital is $140,010,000 divided into 140,010,000 common shares, par value $1.00 per share.
The Company had 32,152,857 issued and fully paid common shares as of January 1, 2022. In April 2023, the Company completed its IPO in the U.S., whereby the Company issued 7,720,000 common shares of par value $1.00 each at an offering price of $5.80 per common share and subsequently issued an additional 910,000 common shares of par value $1.00 each in a partial exercise of the over-allotment option in May 2023.
In December 2023, the Company issued 3,117,143 common shares of par value $1.00 each in a private placement at a price of $5.64 per share. The Company had 43,900,000 issued and fully-paid common share of par value $1.00 each as of December 31, 2024.
In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share. Following the issuance, the Company had 46,550,000 issued and fully-paid common shares of par value $1.00 each.
In December 2025, in connection with the exercise of share options under the long-term incentive plan, the Company issued 100,000 common shares of par value $1.00 each at the exercise price of $7.05 per share. The Company had 46,650,000 issued and fully-paid common shares of par value $1.00 each as of December 31, 2025.
In February 2026, in connection with the exercise of share options under the long-term incentive plan, the Company issued 100,000 common shares of par value $1.00 each at an exercise price of $6.76 per share. Following the issuance, the Company had 46,750,000 issued and fully-paid common shares of par value $1.00 each.
In April 2026, in connection with the exercise of share options, the Company issued 220,000 common shares of par value $1.00 each, bringing the share capital to $46,970,000 divided into 46,970,000 common shares.
In June 2026, in connection with the exercise of share options, the Company issued 175,000 common shares of par value $1.00 each. Following the share issuance, the Company has an issued share capital of US$47,145,000 divided into 47,145,000 common shares of par value US$1.00 each.

DESCRIPTION OF OTHER SECURITIES
Debt Securities
We may offer and issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates, and pursuant to an applicable prospectus supplement. We may issue debt securities pursuant to an indenture between us and the trustee named in the applicable indenture. This indenture will be filed either as an exhibit to an amendment to this registration statement or as an exhibit to a report under the Exchange Act that will be incorporated by reference into this registration statement or a prospectus supplement. The applicable indenture as amended or supplemented from time to time, is referred to as the “Indenture”. It will be subject to and governed by the Trust Indenture Act of 1939. The applicable Indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement or a supplemental Indenture, if any, relating to such series.
The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to the offered debt securities, will be described in the applicable subsequent filings (“Subsequent Filings”). The statements below are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Indenture. The specific terms of any debt securities that we may offer, including any modifications of, or additions to, the general terms described below as well as any applicable material U.S. federal income tax considerations concerning the ownership of such debt securities will be described in the applicable prospectus supplement and Indenture and, as applicable, supplemental Indenture. Accordingly, for a complete description of the terms of a particular issue of debt securities, the general description of the debt securities set forth below should be read in conjunction with the applicable prospectus supplement and Indenture, as amended or supplemented from time to time.
General
We expect that each Indenture will not limit the amount of debt securities which may be issued and that each Indenture will provide that debt securities may be issued in one or more series.
The Subsequent Filings related to a series of offered debt securities will describe the following terms of the series:
•	the designation, aggregate principal amount and authorized denominations;
•	the issue price, expressed as a percent of the aggregate principal amount;
•	the maturity date;
•	the interest rate per annum, if any;
•
if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence, and the regular record dates for interest payment dates;

•	whether the debt securities will be our secured or unsecured obligations;
•
any period or periods during which, and the price or prices at which, we will have the option to or be required to redeem or repurchase the debt securities of the series and the other material terms and provisions applicable to such redemption or repurchase;

•	any optional or mandatory sinking fund provisions;
•	any conversion or exchangeability provisions;
•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which debt securities of the series will be issuable;
•	if other than the full principal amount, the portion of the principal amount of the debt securities of the series which will be payable upon acceleration or provable in bankruptcy;
•	any events of default not set forth in this prospectus;

•	any subordination provisions that will apply to the debt securities;
•	the currency or currencies, including composite currencies, in which principal, premium, if any, and interest will be payable, if other than the currency of the United States;
•
if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;
•
if denominated in a currency or currencies other than the currency of the United States, the equivalent price in the currency of the United States for purposes of determining the voting rights of holders of those debt securities under the applicable Indenture;

•
if the amount of payments of principal, premium, or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any covenants or other material terms relating to the debt securities, which may not be inconsistent with each Indenture;
•	whether the debt securities will be issued in the form of global securities or certificates in registered or bearer form;
•	any listing on any securities exchange or quotation system;
•	additional provisions, if any, related to defeasance and discharge of the debt securities; and
•	any other special features of the debt securities.
Subsequent Filings may include additional terms not listed above. Unless otherwise indicated in Subsequent Filings with the SEC relating to the Indenture, principal, premium, if any, and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in Subsequent Filings or a supplemental Indenture, principal, premium, if any, and interest will be paid by checks mailed to the registered holders at their registered addresses.
Unless otherwise indicated in Subsequent Filings with the SEC, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.
Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. The U.S. federal income tax considerations and other special considerations applicable to any discounted securities will be described in Subsequent Filings with the SEC relating to those securities.
We refer you to the applicable Subsequent Filings for the particular terms and provisions of the debt securities offered by any prospectus supplement.
Debt Securities
We may issue debt securities under an Indenture. In the case of issued senior debt securities, they would rank on an equal basis with all our other unsubordinated debt.
Covenants
Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable Indenture which will be described in Subsequent Filings prepared in connection with the offering of such securities, limiting or restricting, among other things:
•	our ability to incur either secured or unsecured debt, or both;
•	our ability to make certain payments, dividends, redemptions, or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;
•	our ability to make investments;
•	mergers and consolidations by us;
•	sales of assets by us;
•	our ability to enter into transactions with affiliates; and
•	our ability to incur liens.
Modification of the Indentures
Each Indenture and the rights of the respective debt holders generally may be modified by us only with the consent of debt holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective Indenture affected by the modification, taken together as a class. Modifications will not:
(i)	change the amount of debt securities whose holders must consent to an amendment, supplement or waiver;
(ii)
reduce the rate of or changes the interest payment time on any debt security or alter its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any debt holder under the applicable Indenture) or the price at which we are required to offer to purchase the debt securities;

(iii)	reduce the principal or changes the maturity of any debt security or reduces the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;
(iv)
waive a default or event of default in the payment of the principal of or interest, if any, on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in principal amount of the outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

(v)	makes the principal of or interest, if any, on any debt security payable in any currency other than that stated in the debt security;
(vi)
make any change with respect to debt holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(vii)	waive a redemption payment with respect to any debt security or changes any of the provisions with respect to the redemption of any debt securities.
Modifications will be effective against any debt holder without the debt holder’s consent.
Additionally, certain changes under the applicable Indenture will not require the consent of any debtholders. These types of changes are generally limited to clarifications of ambiguities, omissions, defects, and inconsistencies in the Indentures and amendments, supplements, and other changes that would not adversely affect the holders of outstanding debt securities under the applicable Indenture, such as adding security, covenants, additional events of default, or successor trustees.
Events of Default
We expect that the Indentures will define an event of default for the debt securities of any series as being any one of the following events:
•	default in any payment of interest when due which continues for 30 days;
•	default in any payment of principal or premium when due;
•	default in the deposit of any sinking fund payment when due;
•	default in the performance of any covenant in the debt securities or the Indentures which continues for 60 days after we receive notice of the default;
•
default under a bond, debenture, note, or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable Subsequent Filings, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and
•	events of bankruptcy, insolvency, or reorganization.
An event of default of one series of debt securities will not necessarily constitute an event of default with respect to any other series of debt securities.
There may be such other or different events of default as described in an applicable Subsequent Filing with respect to any class or series of offered debt securities.
We expect that under the Indentures, in case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25 percent in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Further, any event of default for the debt securities of any series which has been cured is expected to be permitted to be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.
We expect that the applicable Indenture will require us to file annually, after debt securities are issued under the Indenture, with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that Indenture. We also expect that the Indentures will provide that the applicable trustee may withhold notice to the debt holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium, or interest.
Subject to the duties of the trustee in case an event of default occurs and continues, we expect that the applicable Indenture will provide that the trustee is under no obligation to exercise any of its rights or powers under the applicable Indenture at the request, order, or direction of debtholders unless the debtholders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, the applicable Indenture is expected to provide that the debt holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the applicable Indenture.
Defeasance and Discharge
The terms of the applicable Indenture are expected to provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay any installment of principal, premium, if any, and interest on, and any mandatory sinking fund payments, in respect of the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the applicable Indenture.
We expect that this right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not cause the holders of such debt securities to recognize income, gain, or loss for U.S. federal income tax purposes, or there has been a change in law to that effect. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost, or mutilated debt securities, to maintain paying agencies, and to hold moneys for payment in trust.
Defeasance of Certain Covenants
We expect that the terms of the applicable Indenture will provide us with the right to omit complying with specified covenants and specified events of default described in a Subsequent Filing upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the applicable Indenture.

We expect that to exercise this right we will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of such debt securities to recognize income, gain, or loss for U.S. federal income tax purposes.
A Subsequent Filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.
Form of Debt Securities
Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Both certificated securities in definitive form and global securities may be issued either in registered form, where our obligation runs to the holder of the security named on the face of the security, or in bearer form, where our obligation runs to the bearer of the security.
Definitive securities name you or your nominee as the owner of the security. Definitive bearer securities name the bearer as owner and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent, or other agent, as applicable.
Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities, whereas global bearer securities name the bearer as owner. The depositary maintains a computerized system that reflects each investor’s beneficial ownership of the debt securities through an account maintained by the investor with its broker / dealer, bank, trust company, or other representative, as we explain more below.
Global Securities
Registered Global Securities. We may issue the debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees. If not described below, any specific terms of the depositary arrangement with respect to any debt securities to be represented by a registered global security will be described in the prospectus supplement relating to those debt securities. We anticipate that the following provisions will apply to all depositary arrangements.
Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters, or selling agents participating in the distribution of the debt securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some jurisdictions may require that some purchasers of debt securities take physical delivery of these debt securities in definitive form. These laws may impair your ability to own, transfer, or pledge beneficial interests in registered global securities. So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable Indenture.
Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the debt securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders of the debt securities under the applicable Indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest in that registered global security, to exercise any rights of a debt holder under the applicable Indenture. We understand that under existing industry practices, if we request any action of debt holders of a registered global security or if an owner of a beneficial interest in a registered global security desires to give or take any action that a debt holder is entitled to give or take under the applicable Indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.
Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of us, the trustee or any other agent of us or agent of the trustee will have any responsibility or liability to owners of beneficial interests for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising, or reviewing any records relating to those beneficial ownership interests. We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest, or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those participants.
We expect that the applicable Indenture will provide that if the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will be required to issue debt securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, the applicable Indenture is expected to allow us to decide, at any time and in our sole discretion, that the global securities shall be exchangeable for certificated debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.
If we issue registered global securities, we expect that the Depository Trust Company (“DTC”), will act as depository and the debt securities will be registered in the name of Cede & Co., as DTC’s nominee.
Bearer Global Securities. Debt securities may also be issued in the form of one or more bearer global securities that will be deposited with a common depositary for the Euroclear System and Clearstream Banking, société anonyme or with a nominee for the depositary identified in the prospectus supplement relating to those securities. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any debt securities to be represented by a bearer global security will be described in the prospectus supplement relating to those debt securities.
Governing Law
The applicable Indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.
Warrants
We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other Securities and may be attached to, or separate from, such Securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in an applicable prospectus supplement.

Such prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:
•	the title of such warrants;
•	the aggregate number of such warrants;
•	the price(s) at which such warrants will be issued;
•	the currency or currencies, in which the price of such warrants will be payable;
•
the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities, or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;
•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;
•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;
•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	information with respect to book-entry procedures, if any;
•	if applicable, a discussion of any material U.S. federal income tax considerations; and
•	any other terms of such warrants, including terms, procedures, and limitations relating to the exchange and exercise of such warrants.
Purchase Contracts
We may issue purchase contracts for the purchase or sale of:
•
debt or equity securities issued by us or offered or sold by third parties, a basket of such securities, an index or indices of such securities, or any combination of the aforementioned, as specified in an applicable prospectus supplement;

•	currencies; or
•	commodities.
Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies, or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. An applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies, or commodities and any acceleration, cancellation, or termination provisions or other provisions relating to the settlement of a purchase contract.
The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts may be issued under the applicable Indenture.

Subscription Rights
We may issue rights to purchase our equity or debt securities. These rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the shareholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter(s) will purchase any securities that remain unsubscribed for upon completion of the rights offering.
The applicable prospectus supplement relating to any rights will describe the terms of the offered rights, including, where applicable, the following:
•	the exercise price for the rights;
•	the number of rights issued to each securityholder;
•	the extent to which the rights are transferable;
•	any other terms of the rights, including terms, procedures, and limitations relating to the exchange and exercise of the rights;
•	the date on which the right to exercise the rights (“rights” or “subscription rights”) will commence and the date on which the rights will expire;
•	the amount of rights outstanding;
•	the extent to which the rights include an over-subscription privilege with respect to unsubscribed Securities; and
•	the material terms of any standby underwriting arrangement entered into by us in connection with the rights offering.
The description in an applicable prospectus supplement of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate or rights agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of any rights certificate or rights agreement if we offer rights, see “Where You Can Find Additional Information” of this prospectus. We urge you to read the applicable rights certificate, the applicable rights agreement, and any applicable prospectus supplement, as the case may be, in their entirety.
Purchase Units
As specified in an applicable prospectus supplement, we may issue units consisting of one or more rights, purchase contracts, warrants, debt securities, preferred shares, common shares, or any combination thereof. An applicable prospectus supplement will describe:
•
the terms of the units and of the rights, purchase contracts, warrants, debt securities, preferred shares, and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and
•	a description of the provisions for the payment, settlement, transfer, or exchange of the units.

EXPENSES
We will incur an SEC registration fee of $  , and will also incur printing costs, legal fees and expenses, accounting fees and expense, and other costs in connection with the offering of Securities. Expenses for any of the Securities offered by this prospectus will be set forth in the applicable prospectus supplement(s). We will pay all expenses in connection with the registration of Shares being sold by the selling securityholder.

TAXATION
Material income tax considerations relating to the ownership and disposition of any of the Securities offered by this prospectus will be set forth in “Item 10.E. - Taxation” in our 2025 Annual Report, which is incorporated herein by reference.

PLAN OF DISTRIBUTION
We and the selling securityholder may sell the Securities offered by this prospectus through or to underwriters; through or to brokers or dealers; through agents; directly to one or more purchasers; or through a combination of these methods.
A distribution of the Securities offered by this prospectus may also be effected through the issuance of derivative securities, including without limitation, warrants, subscriptions, exchangeable securities, forward delivery contracts, and the writing options.
Sales of Securities may also be made in negotiated transactions at negotiated prices, including by one or more of the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus supplement and the accompanying prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	an exchange distribution in accordance with the rules of the NYSE or other exchange or trading system on which the Shares are admitted for trading privileges;
•	sales “at the market” to or through a market maker or into an existing trading market (on an exchange or otherwise), for the Securities;
•	sales in other ways not involving market makers or established trading markets;
•	through put or call transactions relating to the Securities;
•	block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	in privately negotiated transactions; and
•
trading plans pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any prospectus supplement hereto that provide for periodic sales of securities on the basis of parameters described in such trading plans.

The Secondary Offering Securities covered by this prospectus may be offered and sold from time to time by the selling shareholder. The term “selling shareholder” includes pledgees, donees, transferees or other successors-in-interest that receive the Secondary Offering Securities from the selling shareholder as a gift, distribution or other transfer (including a purchase) after the date of this prospectus supplement. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. We will not receive any proceeds from the sale of the Secondary Offering Securities by the selling shareholder, but we will pay the expenses incurred in connection with the registration of the shares. We have no obligation to pay any underwriting fees, discounts or commissions attributable to the sale of the Secondary Offering Securities by the selling shareholder. We also have no obligation to pay any out-of-pocket expenses of the selling shareholder, or the agents who manage their accounts, or any transfer taxes relating to the registration or sale of the common shares.
The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale of the Secondary Offering Securities. These sales may be made at a fixed price or prices, which may be changed, at prices on the NYSE or at prices related to the then current market price and under terms then prevailing. In addition, the selling shareholder may sell the Secondary Offering Securities pursuant to Rule 144 under the Securities Act or pursuant to Regulation S under the Securities Act if permitted by that rule or regulation, as applicable, or under Section 4(a)(1) of the Securities Act, rather than pursuant to this prospectus. In effecting sales, broker-dealers or agents engaged by the selling shareholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholder, in amounts to be negotiated immediately prior to the sale

A prospectus supplement relating to any offering of Securities will identify or describe:
•	any underwriters, dealers or agents;
•	their compensation;
•	the net proceeds to us;
•	the purchase price of the Securities;
•	the public offering price of the Securities;
•	any discounts or concessions allowed or reallowed; and
•	confirm any exchange on which the Securities will be listed, if any.
Underwriters
If we or the selling securityholder use (an) underwriter(s) in the sale of Securities, we or the selling securityholder will enter into an underwriting agreement, and a prospectus supplement will disclose the name(s) of the underwriter(s) and the terms of the transaction. The underwriter(s) will acquire Securities for its(/ their) own account and may resell the Securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise stated in the prospectus supplement, various conditions to the underwriter obligation to purchase securities apply, and the underwriter(s) will be obligated to purchase all of the Securities contemplated in an offering if it(/ they) purchase any of such Securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
We or the selling securityholder may enter into derivative or other hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use Securities covered by this prospectus including Securities pledged by us or the selling securityholder or borrowed from us, the selling securityholder or others to settle those sales or to close out any related open borrowing of stock, and may use Securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or in a post-effective amendment). We or the selling securityholder may also sell Shares short using this prospectus and deliver Shares covered by this prospectus to close out such short positions, or loan or pledge Shares to financial institutions that in turn may sell Shares using this prospectus. We or the selling securityholder may pledge or grant a security interest in some or all of the Securities covered by this prospectus to support a derivative or hedging position or other obligation and, if we or the selling securityholder default in the performance of its obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus.
If the prospectus supplement so indicates, we or the selling securityholder may authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase the Securities from us at the public offering price set forth in the prospectus supplement. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.
Certain persons participating in certain offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the underwriters, if any, may over-allot in connection with the offering, and may bid for, and purchase, the Securities in the open market.
Dealers
We or the selling shareholder may sell the offered Securities to dealers as principals. We may negotiate and pay dealers’ commission, discounts, or concessions for their services. The dealer may then resell such Securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Agents and Direct Sales
We or the Selling securityholder may sell Securities directly or through agents that we or the selling securityholder designate. The prospectus supplement names any agent involved in the offering and sale and states any commissions we or the selling securityholder will pay to that agent. Unless indicated otherwise in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.
Institutional Investors
Unless otherwise indicated in the prospectus supplement, we or the selling securityholder may authorize underwriters, dealers, or agents to solicit offers from various institutional investors to purchase Securities. In this case, payment and delivery may be made on a future date that the prospectus supplement specifies. The underwriters, dealers, or agents may impose limitations on the minimum amount that the institutional investor can purchase. They may also impose limitations on the portion of the aggregate amount of the Securities that they may sell. These institutional investors include:
•	commercial and savings banks;
•	insurance companies;
•	pension funds;
•	investment companies;
•	educational and charitable institutions; and
•	other similar institutions as we or the selling securityholder may approve.
The obligations of any of these purchasers pursuant to delayed delivery and payment arrangements will not be subject to any conditions. However, one exception applies. An institution’s purchase of the particular Securities cannot at the time of delivery be prohibited under the laws of any jurisdiction that governs:
•	the validity of the arrangements; or
•	the performance by us or the institutional investor.
Indemnification
Agreements that we or the selling securityholder have entered into or may enter into with underwriters, dealers, or agents may entitle them to indemnification by us against certain civil liabilities. These include liabilities under the Securities Act and Exchange Act. The agreements may also entitle them to contribution for payments which they may be required to make as a result of these liabilities. Underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

LEGAL MATTERS
Certain matters of U.S. federal and New York State law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom (UK) LLP, and for any underwriters by a law firm named in an applicable prospectus supplement. The validity of the Securities and other matters governed by Bermuda law will be passed upon for us by Conyers Dill & Pearman Limited and for the underwriters by a law firm named in an applicable prospectus supplement.
EXPERTS
The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2025 have been so incorporated in reliance on the report of PricewaterhouseCoopers AS, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers AS is a member of Den norske Revisorforening.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the reporting requirements of the Exchange Act, that are applicable to an FPI. We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to FPIs.
Documents that we file with the SEC are also available on the website maintained by the SEC (www.sec.gov). Our Shares are listed on the NYSE. You can consult reports and other information about Himalaya that it filed pursuant to the rules and regulations of the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE
The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring to documents. The information that we incorporate by reference is an important part of this prospectus. We incorporate by reference the following documents and any future filings that we make with the SEC under Sections 13(a), 13(c) and 15(d) of the Exchange Act, until we complete the offerings contemplated by this prospectus:
•	our 2025 Annual Report filed on Form 20-F;
•	our Report on Form 6-K dated May 21, 2026 (2026 AGM Results Notification)
•	exhibits 99.1 and 99.2 of our Report on Form 6-K dated May 21, 2026 (First Quarter of 2026 Results)
•	our Report on Form 6-K dated May 27, 2026; and
•
with respect to each offering of Securities under this prospectus, all our future reports on Form 20-F, and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC or furnish to the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Information that we file with the SEC will automatically update and supersede the information included in this prospectus or previously incorporated by reference into this prospectus. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes, contained in the documents that we incorporate by reference in this prospectus.
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, without charge to the requester, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. You can obtain free of charge a copy of any documents that are incorporated by reference in this prospectus supplement at no cost, by writing or telephoning us at:
Himalaya Shipping Ltd.
S.E. Pearman Building
2nd Floor, 9 Par-la-Ville Road
Hamilton HM11
Bermuda
You should rely only on the information that we incorporate by reference or provide in this prospectus or the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8.	Indemnification of Directors and Officers
According to the Company’s Memorandum of Association, the directors and executive officers of the Company shall be indemnified by the Company for any reasonable expenses incurred and for any loss or damage suffered in connection with any action, lawsuit or proceeding to which they have been a party as a result of their position as director or executive officer, to the extent such action, lawsuit or proceeding is not attributable to them. We maintain liability insurance which insure our directors and officers against liability which he or she may incur in his or her capacity as such.
Item 9.	Exhibits and Financial Statement Schedules
(a)	The following exhibits are filed as part of this registration statement:

Exhibit No.	Document
1.1**	Form of Underwriting Agreement
3.1***	Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Registration Statement filed on Form F-1, dated March 7, 2023)
3.2***	Memorandum of Association (incorporated by reference from Exhibit 3.2 to the Registration Statement filed on Form F-1, dated March 7, 2023)
3.3***	Amended and Restated Bye-laws (incorporated by reference from Exhibit 3.3 to the Registration Statement filed on Form F-1, dated March 7, 2023)
4.1**	Form of Warrant
4.2**	Form of Unit Agreement
4.3**	Form of Indenture
5.1**	Opinion of Conyers Dill & Pearman Limited, Bermuda counsel to the Registrant, as to the validity of Shares.
5.2**	Opinion of Skadden, Arps, Slate, Meagher and Flom (UK) LLP
23.1**	Consent of PricewaterhouseCoopers AS
23.2**	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).
24.1**	Power of Attorney (included on the signature page of the registration statement).
107.1**	Filing Fee Table

**	To be filed, if necessary, by amendment or as an exhibit to a document to be incorporated by reference into this registration statement.
***	Previously filed.
Item 10.	Undertakings
(a)	The undersigned hereby undertakes:
(1)	to file, during any period in which offers or sales are being made of Securities registered hereby, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of Securities offered (if the total dollar value of Securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

It is provided, however, that paragraphs (i), (ii), and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, is incorporated by reference in this registration statement, or is contained in a prospectus supplement filed pursuant to Rule 424(b).
(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(5)	that, for the purpose of determining liability under the Securities Act to any purchaser:
(i)
each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of Securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the Securities in the registration statement to which the prospectus relates, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)
that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the Securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus (“FWP”) relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii)	the portion of any other FWP relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)
The undersigned Registrant hereby undertakes to file an application for the purpose of determining eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under section 305(b)(2) of the Trust Indenture Act, to the extent an indenture is required.

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1**	Form of the Underwriting Agreement
3.1***	Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Registration Statement filed on Form F-1, dated March 7, 2023)
3.2***	Memorandum of Association (incorporated by reference from Exhibit 3.2 to the Registration Statement filed on Form F-1, dated March 7, 2023)§
3.3***	Amended and Restated Bye-laws (incorporated by reference from Exhibit 3.3 to the Registration Statement filed on Form F-1, dated March 7, 2023)§
4.1**	Form of Warrant
4.2**	Form of Unit Agreement
4.3**	Form of Indenture
5.1**	Opinion of Conyers Dill & Pearman Limited
5.2**	Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP
23.1**	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm
23.2**	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)
23.3**	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (Included in Exhibit 5.2)
24.1**	Powers of Attorney (included on signature page)
25.1**	Statement of eligibility of Trustee on Form T-1 with respect to the Company under any indenture
107**	Registration Fee Table

*	Filed herewith.
**	To be filed, if necessary, by amendment or as an exhibit to a document to be incorporated by reference into this registration statement.
***	Previously filed

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the in S.E. Pearman Building, 2nd Floor, 9 Par-la-Ville, Hamilton HM11, Bermuda, on June  , 2026.

Himalaya Shipping Ltd.

By:
	Name:	Lars-Christian Svenson
	Title:	Chief Executive Officer

By:
	Name:	Vidar Hasund
	Title:	Chief Financial Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lars-Christian Svenson and Vidar Hasund, their attorneys-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-3, including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates so indicated:

Signature	Title	Date

	Chief Executive Officer	June , 2026
Lars-Christian Svensen

	Chief Financial Officer	June , 2026
Vidar Hasund

	Director	June , 2026
Bjorn Isaksen

	Director	June , 2026
Jehan Mawjee

	Director	June , 2026
Alexandra Kate Blankenship

	Director	June , 2026
Carl Steen

	Director	June , 2026
Mi Hong Yoon

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act, the undersigned has signed this registration statement, solely in the capacity as the duly authorized representative of the Registrant, in the City of Newark, Delaware, on June  , 2026.

Authorized U.S. Representative – Puglisi & Associates.

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director